UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of _June, 2004

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes |_| No |X|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated June 11, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: June 11, 2004                         /s/ Jose Luis Riera
                                            ------------------------------------
                                            Name: Jose Luis Riera
                                            Title: Attorney in fact

                                            /s/ Fernando Cabrera
                                            ------------------------------------
                                            Name: Fernando Cabrera
                                            Title: Attorney in fact

                                                               Investor Contacts

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
[LOGO] IUSACELL
       Pensamos en ti                                             5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager

                                                                  5255-5109-5927

                                                         vferrer@iusacell.com.mx

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Iusacell Informs
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Mexico City, June 11, 2004 - Grupo Iusacell,  S.A. de C.V. [BMV: CEL, NYSE: CEL]
informed today that, in line with its disclosure in its annual reports for fiscal year 2002 filed in June 2003 with the Mexican Stock Exchange and the New York Stock Exchange (20-F), and in accordance with the terms of the US$266 million Amended and Restated Syndicated Credit Agreement (Syndicated Loan) dated March 29, 2001 entered into by its principal subsidiary, Grupo Iusacell Celular, S.A. de C.V., the maturity date for the total principal amount under this credit was to be accelerated to March 31, 2004 in the event that Grupo Iusacell Celular was unable to refinance by such date its US$150 million 10% senior notes due 2004. Grupo Iusacell Celular has not reached any agreement with the holders of its senior notes.

Nonetheless, the company continues to work on the process of restructuring its indebtedness.

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Grupo Iusacell, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.